October 18, 2019

VIA EDGAR

Christopher Dunham, Staff Attorney

Division of Corporate Finance

Office of Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:  OceanFirst Financial Corp.

        Registration Statement on Form S-4

        Filed September 20, 2019

        File No. 333-233872

Dear Mr. Dunham:

On behalf of our client, OceanFirst Financial Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 9, 2019 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-4 filed by the Company with the Commission on September 20, 2019 (File No. 333-233872) (the “Registration Statement”).

In connection with this response to the Comment Letter, the Company is contemporaneously filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). References herein to page numbers are to page numbers in the Amended Registration Statement being filed contemporaneously herewith. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We have recited the comments from the Staff in bold type and have followed each comment with the response to such comment.

We are also providing supplementally to the Staff an electronic copy of the Amended Registration Statement, marked to show changes made to the Registration Statement since the initial filing of the Registration Statement on September 20, 2019.

Comparison of Stockholders’ Rights Forum Selection Bylaw, page 104

1.

We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to reflect the degree to which federal courts or other state courts retain jurisdiction. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Mr. Dunham

October 18, 2019

In response to the Staff’s comment, the Company has revised its disclosure on page 104 of the Amended Registration Statement under the heading “Comparison of Stockholders’ Rights” as follows:

“OceanFirst’s bylaws provide that unless OceanFirst consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of OceanFirst, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of OceanFirst to OceanFirst or OceanFirst stockholders, (iii) any action asserting a claim against OceanFirst or any director, officer, stockholder, employee or agent of OceanFirst arising out of or relating to any provision of the DGCL or OceanFirst’s certificate of incorporation or bylaws or (iv) any action asserting a claim against OceanFirst or any director, officer, stockholder, employee or agent of OceanFirst governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding will be another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein.

To the fullest extent permitted by law, the forum selection bylaw discussed above will apply to derivative actions or proceedings brought on behalf of OceanFirst and arising under the Securities Act or the Exchange Act, although OceanFirst stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision in connection with any such derivative action or proceeding arising under the Securities Act or the Exchange Act, and it is possible that a court could find the forum selection bylaw to be inapplicable or unenforceable in such a case.

OceanFirst’s bylaws also provide that OceanFirst is entitled to equitable relief, including injunctive relief and specific performance, to enforce such forum selection bylaw.”

2.

Additionally, if this provision applies to actions arising under the Securities Act or Exchange Act, please also revise your prospectus to add a risk factor clearly describing the material risks for investors. Such material risks may include, but are not limited to, increased costs to bring a claim or that this provision may discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Please make corresponding revisions to your future filings under the Exchange Act.

Mr. Dunham

October 18, 2019

As discussed in the prior response, to the fullest extent permitted by law, the forum selection bylaw applies to derivative actions and proceedings brought on behalf of the Company and arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, the Company has added a risk factor on page 27 of the Amended Registration Statement under the heading “Risk Factors.”

General

3.

We note your pending acquisitions of both Two River Bancorp and Country Bank Holding Company, Inc., as well as your recent acquisition of Capital Bank of New Jersey completed on January 31, 2019. Please revise to include all pro forma financial information required by Article 11 of Regulation S-X, as well as any additional audited financial statements required by Rule 3-05 of Regulation S-X, or tell us why you do not believe this information is required.

Pro Forma Financial Information

Two River Bancorp on an Individual Basis

Item 5 of Form S-4 requires that a registrant furnish pro forma financial information that is required under Article 11 of Regulation S-X. Article 11 of Regulation S-X requires the registrant to furnish pro forma financial information if a significant business combination has occurred or becomes probable during the registrant’s most recent fiscal year or subsequent interim period for which a balance sheet is required under Item 3-01 of Regulation S-X. Under Item 11-01(b)(1) of Regulation S-X, a business combination is “significant” if the acquired business is significant at the 20% level to the Company under at least one of the three “significance” tests set forth in Item 1-02(w) of Regulation S-X. As set forth in the table below, Two River Bancorp (“Two River”) is not significant to the Company at the 20% level under any of the three significance tests set forth in Item 1-02(w) of Regulation S-X:

(1)	Investment/Company Assets = $192.7 million(1)/$7.5 billion(2)	=	Approximately 2.6%
(2)	Two River Assets/Company Assets = $1.1 billion(3)/$7.5 billion(2)	=	Approximately 14.7%
(3)	Two River Pre-Tax Income/Company Pre-Tax Income = $15.2 million(3)/$85.5 million(2)	=	Approximately 17.8%

(1)

Represents sum of (a) the aggregate value of consideration to be paid in the Two River transaction, based on the closing price of the Company’s common stock on the Nasdaq as of August 8, 2019 and (b) approximately $9.9 million of Two River debt (as of December 31, 2018) that will be assumed by the Company in the Two River transaction. For transaction value, see Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on August 9, 2019. For assumed debt, see Two River’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(2)

$7.5 billion represents the Company’s total assets as of December 31, 2018 and $85.5 million represents the Company’s pre-tax income for the twelve months ended December 31, 2018. See the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(3)

$1.1 billion represents Two River’s total assets as of December 31, 2018 and $15.2 million represents Two River’s pre-tax income for the twelve months ended December 31, 2018. See Two River’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

Aggregation of Individually Insignificant Acquisitions

According to Topic 3110.3 of the Commission’s Financial Reporting Manual, “pro forma financial statements are not required for individually insignificant businesses unless they are significant in the aggregate at over the 50% level.” The Company acknowledges that, as contemplated by the Staff’s comment, the Company’s pending acquisition of Country Bank Holding Company, Inc. (“CYHC”) and

Mr. Dunham

October 18, 2019

the Company’s recently completed acquisition of Capital Bank of New Jersey (“Capital”) should be aggregated with the Company’s pending acquisition of Two River to determine whether, in the aggregate, these three acquisitions are significant to the Company at the 50% level. As demonstrated in the tables below, in the aggregate, the Company’s pending acquisition of Two River, pending acquisition of CYHC and recently completed acquisition of Capital are not significant to the Company at the 50% level.

CYHC
(1)	Investment/Company Assets = $119.9 million(1)/$7.5 billion(2)	=	Approximately 1.6%
(2)	CYHC Assets/Company Assets = $729.2 million(3)/$7.5 billion(2)	=	Approximately 9.7%
(3)	CYHC Pre-Tax Income/Company Pre-Tax Income = $11.6 million(3)/$85.5 million(2)	=	Approximately 13.6%

(1)

Represents sum of (a) the aggregate value of consideration to be paid in the CYHC transaction, based on the closing price of the Company’s common stock on the Nasdaq as of August 8, 2019 and (b) approximately $17.7 million of CYHC debt (as of December 31, 2018) that will be assumed by the Company in the CYHC transaction. For consideration, see Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on August 9, 2019. Debt valuation sourced from the audited financial statements of CYHC for the fiscal year ended December 31, 2018.

(2)

$7.5 billion represents the Company’s total assets as of December 31, 2018 and $85.5 million represents the Company’s pre-tax income for the twelve months ended December 31, 2018. See the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(3)

$729.2 million represents CYHC’s total assets as of December 31, 2018 and $11.6 million represents CYHC’s pre-tax income for the twelve months ended December 31, 2018. Sourced from the audited financial statements of CYHC for the fiscal year ended December 31, 2018.

Capital
(1)	Investment/Company Assets = $77.0 million(1)/$7.5 billion(2)	=	Approximately 1.0%
(2)	Capital Assets/Company Assets = $513.4 million(3)/$7.5 billion(2)	=	Approximately 6.8%
(3)	Capital Pre-Tax Income/Company Pre-Tax Income = $8.6 million(3)/$85.5 million(2)	=	Approximately 10.1%

(1)	Represents aggregate value of consideration paid in the Capital transaction. See Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 31, 2019.
(2)

$7.5 billion represents the Company’s total assets as of December 31, 2018 and $85.5 million represents the Company’s pre-tax income for the twelve months ended December 31, 2018. See the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(3)

$513.4 million represents Capital’s total assets as of December 31, 2018 and $8.6 million represents Capital’s pre-tax income for the twelve months ended December 31, 2018. Sourced from the audited financial statements of Capital for the fiscal year ended December 31, 2018.

Mr. Dunham

October 18, 2019

Two River, CYHC and Capital in the Aggregate
(1)	Investment Test Two River CYHC Capital Total	= = = =	Approximately 2.6% Approximately 1.6% Approximately 1.0% Approximately 5.2%
(2)	Asset Test Two River CYHC Capital Total	= = = =	Approximately 14.7% Approximately 9.7% Approximately 6.8% Approximately 31.2%
(3)	Income Test Two River CYHC Capital Total	= = = =	Approximately 17.8% Approximately 13.6% Approximately 10.1% Approximately 41.5%

Accordingly, the Company respectfully submits to the Staff that the Company is not required to include pro forma financial information with respect to Two River individually or Two River, CYHC or Capital, in the aggregate, in the Registration Statement.

Historical Financial Statements

In accordance with Items 10 and 11 of Form S-4, historical financial statements and related information of the Company (a Form S-3 eligible, large accelerated filer) are incorporated by reference in the section entitled “Where You Can Find More Information” of the proxy statement/prospectus, which forms a part of the Registration Statement. In accordance with Item 15 of Form S-4, historical financial statements and related information of Two River (a Form S-3 eligible, accelerated filer) are incorporated by reference in the section entitled “Where You Can Find More Information” of the proxy statement/prospectus, which forms a part of the Registration Statement.

For the same reasons discussed above with respect to pro forma financial information and aggregating individually insignificant acquisitions, the Company respectfully submits to the Staff that the historical financial information with respect to CYHC and Capital need not be included in the Registration Statement pursuant to Item 3-05(b)(2)(i) of Regulation S-X.

* * * * *

Should any member of the Staff of the Commission have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, such person should contact the undersigned at (212) 735-2697 or david.ingles@skadden.com.

Very truly yours,

/s/ David C. Ingles
David C. Ingles (212) 735-2697 david.ingles@skadden.com

cc:    Christopher D. Maher, OceanFirst Financial Corp.

Steven J. Tsimbinos, OceanFirst Financial Corp.

Pamela A. Long, United States Securities and Exchange Commission

Edward C. Hogan, Stevens & Lee, P.C.